Pricing Supplement dated April 6, 2009 as amended as of May 13, 2009 (To the Prospectus dated February 10, 2009, the Prospectus Supplement dated February 10, 2009)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-145845

$1,000,000 Upside Participation Reverse Convertible Notes due July 9, 2009 Linked to the Performance of Common Stock of Microsoft Corporation Medium-Term Notes, Series A, No. E-3168

Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC(Rated AA-/Aa3‡)

Initial Valuation Date:	April 6, 2009

Issue Date:	April 9, 2009

Final Valuation Date:	July 6, 2009*

Maturity Date:	July 9, 2009* (resulting in a term to maturity of approximately 3 months)

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof

Reference Asset:	Common stock of Microsoft Corporation (Bloomberg ticker symbol “MSFT <UQ>”) (the “linked share”)

Maximum Leveraged Percentage:	5.475%

Protection Price:	75% of the Initial Price

Upside Leverage Factor:	1.5

Supplemental Amount:	An amount equal to the product of (a) 2% and (b) the principal amount of the Notes, payable at the maturity date.

Payment at Maturity (not including the Supplemental Amount):

If the closing price of the linked share is below the protection price on any day between the initial valuation date and the final valuation date, inclusive and if the final price is less than or equal to the initial price, you will receive , at our election, either the Physical Delivery Amount (fractional shares to be paid in cash in an amount equal to the fractional shares multiplied by the final price) or a cash amount equal to the principal amount you invested reduced by the percentage decrease in the closing price of the linked share from the initial valuation date to the final valuation date, calculated as follows:

$1,000 + [$1,000 x (Reference Asset Return)]

If the final price is greater than the initial price, you will receive a cash payment that provides you with a return per $1,000 principal amount Note equal to the Reference Asset Return multiplied by the upside leverage factor, subject to the maximum leveraged percentage of 5.475%. Accordingly, if the Reference Asset Return is positive and does not exceed 3.65%, your payment per $1,000 principal amount Note will be calculated as follows:

$1,000 + [$1,000 x (Reference Asset Return x Upside Leverage Factor)]

If the closing price of the linked share is equal to or above the protection price on every day between the initial valuation date and the final valuation date, inclusive, and the Reference Asset Return is less than or equal to 0%, you will receive the principal amount of your Notes.

If the protection price has been breached and the price of the linked share declines from the initial valuation date to the final valuation date, you will lose 1% of the principal amount of your Notes for every 1% that the Reference Asset Return falls below -2%. You may lose substantially all of your initial investment by investing in the Notes.

Physical Delivery Amount:

The principal amount of the Notes divided by the initial price, expressed in the number of whole shares of the linked share (rounded down to the nearest integer).

For more information relating to the Physical Delivery Amount, see “Selected Purchase Considerations—Physical Delivery Amount” below.

Reference Asset Return:	The performance of the linked share from the initial price to the final price, calculated as follows: Final Price – Initial Price Initial Price

Initial Price:	18.76, the closing price of the linked share on the initial valuation date.

Final Price:	The closing price of the linked share on the final valuation date.

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06738Q5E4 and US06738Q5E47

‡	The Notes are expected to carry the same rating as the Medium-Term Notes Program, Series A, which is rated AA- by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc, and will be rated Aa3 by Moody’s Investor Services, Inc. The rating is subject to downward revision, suspension or withdrawal at any time by the assigning rating organization. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked), and (2) is not a recommendation to buy, sell or hold securities.
*	Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Equity Securities—Market Disruption Events Relating to Securities with an Equity Security as the Reference Asset” in the prospectus supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement and “Selected Risk Considerations” beginning on page PS-5 of this pricing supplement.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	1.50%	98.50%
Total	$1,000,000	$15,000	$985,000

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated February 10, 2009, as supplemented by the prospectus supplement dated February 10, 2009 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023285/dposasr.htm

•	Prospectus Supplement dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023309/d424b3.htm

Our SEC file number is 1-10257. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Linked Share?

The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Initial Price: $18.76

Protection Price: $14.07 (Initial Price x 75%)

Maximum Leveraged Percentage: 5.475%

Upside Leverage Factor: 1.5

Supplemental Amount: $20.00

Final Price of the Linked Share	Reference Asset Return	Total Payment at Maturity		Total Return on Notes
		Closing Price Ever Below Protection Price	Closing Price Always At or Above Protection Price	Closing Price Ever Below Protection Price	Closing Price Always At or Above Protection Price
$37.52	100.00%	$1,074.75	$1,074.75	7.475%	7.475%
$35.64	90.00%	$1,074.75	$1,074.75	7.475%	7.475%
$33.77	80.00%	$1,074.75	$1,074.75	7.475%	7.475%
$31.89	70.00%	$1,074.75	$1,074.75	7.475%	7.475%
$30.02	60.00%	$1,074.75	$1,074.75	7.475%	7.475%
$28.14	50.00%	$1,074.75	$1,074.75	7.475%	7.475%
$26.26	40.00%	$1,074.75	$1,074.75	7.475%	7.475%
$24.39	30.00%	$1,074.75	$1,074.75	7.475%	7.475%
$22.51	20.00%	$1,074.75	$1,074.75	7.475%	7.475%
$20.64	10.00%	$1,074.75	$1,074.75	7.475%	7.475%
$19.70	5.00%	$1,074.75	$1,074.75	7.475%	7.475%
$18.76	0.00%	$1,020.00	$1,020.00	2.000%	2.000%
$17.82	-5.00%	$970.00	$1,020.00	-3.000%	2.000%
$16.88	-10.00%	$920.00	$1,020.00	-8.000%	2.000%
$15.95	-15.00%	$870.00	$1,020.00	-13.000%	2.000%
$15.01	-20.00%	$820.00	$1,020.00	-18.000%	2.000%
$13.13	-30.00%	$720.00	N/A	-28.000%	N/A
$11.26	-40.00%	$620.00	N/A	-38.000%	N/A
$9.38	-50.00%	$520.00	N/A	-48.000%	N/A
$7.50	-60.00%	$420.00	N/A	-58.000%	N/A
$5.63	-70.00%	$320.00	N/A	-68.000%	N/A
$3.75	-80.00%	$220.00	N/A	-78.000%	N/A
$1.88	-90.00%	$120.00	N/A	-88.000%	N/A
$0.00	-100.00%	$20.00	N/A	-98.000%	N/A

PS–2

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The closing price of the linked share never breached the protection price during the term of the Notes and the closing price of the linked share increases from an initial price of 18.76 to a final price of 20.64.

Because the protection price was never breached and the final price of 20.64 is greater than the initial price of 18.76 by more than 3.65%, the investor receives a payment at maturity of $1,054.75 per $1,000 principal amount Note calculated as follows:

$1,000 + ($1000 x 3.65% x 1.5) = $1,054.75

plus the supplemental amount of $20.00.

Therefore, the total payment at maturity is $1,074.75 per $1,000 principal amount Note, representing a 7.475% return on investment over the term of the Notes.

Example 2: The closing price of the linked share never breached the protection price during the term of the Notes and the closing price of the linked share decreases from an initial price of 18.76 to a final price of 16.88.

Because the protection price was never breached and the final price of 16.88 is less than the initial price of 18.76, the investor will receive a total payment at maturity of $1,020 per $1,000 principal amount Note, representing a 2% return on investment over the term of the Notes.

Example 3: The closing price of the linked share was below the protection price on one or more trading days during the term of the notes and the closing price of the linked share decreases from the initial price of 18.76 to a final price of 13.13.

Because the protection price was breached and the final price of 13.13 is less than the initial price of 18.76, the investor will receive a payment at maturity of $700 per $1,000 principal amount Note (or, at our election, you may receive a Physical Delivery Amount plus fractional shares in cash), calculated as follows:

$1,000 + [$1,000 x (-30%)] = $700

plus the supplemental amount of $20.

Physical Delivery Amount = 1000/18.76 = 53 shares of the reference asset and $4.00 in cash for fractional shares and $20.00 in cash for supplemental amount.

The total return on the investment of the Notes is -28%.

PS–3

Example 4: The closing price of the linked share was below the protection price on one or more trading days during the term of the note and the price of the linked share increases from an initial price of 18.76 to a final price of 19.32.

Because the protection price was breached during the term of the note and the final price of 19.32 is greater than the initial price of 18.76 by less than 3.65%, the investor receives a payment at maturity of $1,045 per $1,000 principal amount Note calculated as follows:

$1,000 + ($1000 x 3% x 1.5) = $1,045

plus the supplemental amount of 20.00.

Therefore, the total payment at maturity is $1,065 per $1,000 principal amount Note, representing a 6.50% return on investment over the term of the Notes.

Selected Purchase Considerations

•

Market Disruption Events and Adjustments—The final valuation date, the maturity date and the payment at maturity are subject to adjustment as described in the following sections of the prospectus supplement:

•

For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Equity Securities—Market Disruption Events Relating to Securities with an Equity Security as the Reference Asset” and

•

For a description of further adjustments that may affect the reference asset, see “Reference Assets—Equity Securities—Share Adjustments Relating to Securities with an Equity Security as the Reference Asset—Antidilution Adjustments”.

•

Appreciation Potential—The Notes provide the opportunity to enhance returns if the closing price of the linked share does not decline by more than the return on the supplemental amount from initial valuation date to final valuation date or the protection price is not breached during the term of the Notes. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•	No Principal Protection—The principal amount of your investment is not protected and you may receive less, and possibly significantly less, than the amount you invest.

•

Physical Delivery Amount—If the price of the linked share declines from the initial valuation date to the final valuation date and the protection price is breached during the term of the Notes, you may receive on the maturity date, at our election, in addition to the supplemental amount, either (1) the Physical Delivery Amount representing the number of whole shares that, when multiplied by the initial price, is equal to the principal amount (plus any fractional shares to be paid in cash in an amount equal to the fractional shares multiplied by the final price), or (ii) a cash amount equal to the principal amount you invested reduced by the percentage decrease in the price of the linked share from the initial valuation date to the final valuation date. If you receive shares of the linked share in lieu of the principal amount of your Notes at maturity, the market value of the shares of the linked share you receive at maturity may be substantially less than the market value of the shares determined on the final valuation date. The Physical Delivery Amount, the initial price and other amounts may change due to stock splits or other corporate actions. See “Reference Assets—Equity Securities—Share Adjustments Relating to Securities with an Equity Security as the Reference Asset” in the accompanying prospectus supplement.

•

Certain U.S. Federal Income Tax Considerations—Some of the tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. As described in the prospectus supplement, this section applies to you only if you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement.

The United States federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below. Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid executory contract with respect to the linked share that is subject to tax as described herein. If your Notes are so treated, you should generally recognize capital gain or loss upon the sale or cash-settlement upon maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes.

If you receive the Physical Delivery Amount upon the maturity of your Notes, the tax consequences to you are not clear. We think it is reasonable to treat the receipt of shares as a taxable settlement of the Notes followed by a purchase of the shares, but it would also be possible to characterize the receipt of shares upon maturity of the Notes as a tax-free purchase of the shares pursuant to the original terms of the Notes. If the receipt of the Physical Delivery Amount is treated as a taxable purchase of shares, you should (i) recognize capital gain or loss in an amount equal to the difference between the fair market value of the shares you receive at such time plus the cash received in lieu of a fractional share, if any, plus the cash that is attributable to the supplemental amount and the amount you paid for your Notes, and (ii) take a basis in such shares in an amount equal to their fair market value at such time.

PS–4

Because the term of your Notes will not exceed one year, any gain or loss you recognize upon the sale or maturity of your Notes should generally be short-term capital gain or loss. Short-term capital gains are generally subject to tax at the marginal tax rates applicable to ordinary income.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above. This opinion assumes that the description of the terms of the Notes in this pricing supplement is materially correct.

As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect.

It is also possible that the Internal Revenue Service could seek to characterize your Notes under current law in a manner that results in tax consequences that are different from those described above. For example, the Internal Revenue Service could assert that holders who receive the Physical Delivery Amount upon maturity of the Notes should be required to defer any gain or loss until a subsequent realization event (such as a sale or exchange) occurs with respect to shares received in respect of the Physical Delivery Amount. If the Internal Revenue Service successfully asserted such position, it is unclear how the supplemental amount would be taxed. Finally, it is also possible that the amount received upon sale or maturity of the Notes that is attributable to the supplemental amount may be taxed as ordinary income.

For a further discussion of the tax treatment of your Notes as well as other possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement. You should consult your tax advisor as to these and other possible alternative treatments in respect of the Notes. For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this pricing supplement.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the linked share. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Securities”;

•

“Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange-Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange-Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange-Traded Funds”; and

•	“Risk Factors—Additional Risks Relating to Securities with a Barrier Percentage or a Barrier Level”.

In addition to the risks described above, you should consider the following:

•

Your Investment in the Notes May Result in a Loss—The Notes do not guarantee any return of principal. The return on the Notes at maturity is linked to the performance of the linked share and will depend on whether, and the extent to which, the reference asset return is positive or negative. Your investment will be fully exposed to any decline in the final price beyond the return on the supplemental amount if the protection price is breached during the term of the Notes and the reference asset return falls below the return on the supplemental amount. You may lose 1% of the principal amount of your Notes for every 1% that the Reference Asset Return falls below -2%.

•

Your Maximum Gain on the Notes Is Limited—If the reference asset return is greater than 3.65%, for each $1,000 principal amount Note, you will receive at maturity the maximum leveraged percentage of 5.475% instead of the positive return of the linked share multiplied by the upside leverage factor, plus the return on the supplemental amount. Thus your return on the Notes will never exceed 7.475%.

•

Physical Settlement May Expose Your Payment at Maturity to Market Risks—Because the payment at maturity will ordinarily be determined prior to the maturity date, if the Notes are settled with shares of the linked share at maturity, the effect to holders will be as if the Notes matured prior to the maturity date. Thus, the value of the linked share and any other equity securities and cash that you receive at maturity may, as a result of fluctuations in the value of these securities during the period between the final valuation date and the maturity date, be more or less than the amount you would have received had the notes not been physically settled. Consequently, it is possible that the aggregate value of the securities and cash that you receive at maturity may be less than the amount you would have received had there not been physical settlement.

PS–5

•	No Shareholder Right—As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the linked share would have.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Taxes—The federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above. As discussed further in the accompanying prospectus supplement, on December 7, 2007, the Internal Revenue Service issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes even though you will not receive any payments with respect to the Notes until maturity and whether all or part of the gain you may recognize upon sale or maturity of an instrument such as the Notes could be treated as ordinary income. The outcome of this process is uncertain and could apply on a retroactive basis. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the price of the linked share on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the linked share;

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Description of the Linked Share

According to publicly available information, Microsoft Corporation (the “Company”) develops and markets software, services, and solutions. The Company does business throughout the world and has offices in more than 100 countries. The Company generates revenue by developing, manufacturing, licensing, and supporting a wide range of software products for many computing devices. Its software products include operating systems for servers, personal computers, and intelligent devices; server applications for distributed computing environments; information worker productivity applications; business solution applications; high-performance computing applications, and software development tools. The Company provides consulting and product support services. The Company also researches and develops advanced technologies for future software products.

The linked share’s SEC file number is 000-14278.

Historical Performance of the Linked Share

The following graph sets forth the historical performance of the linked share based on the daily closing prices from April 14, 2002 through April 6, 2009. The linked share closing price on April 6, 2009 was 18.76.

We obtained the historical trading price information below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical prices of the linked share should not be taken as an indication of future performance, and no assurance can be given as to the linked share closing price on the final valuation date. We cannot give you assurance that the performance of the linked share will result in the return of any of your initial investment.

PS–6

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PS–7